INVESTOR DISCLOSURE PACKET

1491 ATLANTIC PARTNERS, LLC

(a California limited liability company)

$134,000

Limited Liability Company Interests

1491 Atlantic Partners, LLC

5318 E. 2nd Street, Suite 644

Long Beach

CA 90813

September 1, 2020

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding or Regulation D (506(c)) must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	1491 Atlantic Partners, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	California
Date Company Was Formed (from the Company's Certificate of Incorporation)	August 3, 2020
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	5318 E. 2nd Street, Suite 622 Long Beach, CA 90813
Website Address	https://www.urbanpacific.com/

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Scott Choppin	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Manager of the Urban Pacific Group of Companies	
Principal Occupation During Last Three Years	Real estate developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes _X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Scott Choppin
Name	

§227.201(d) – The Company's Business and Business Plan

The Rise of the Urban Town House Model [1]

The Urban Pacific Group (Urban Pacific) has broken the code to enable the development of profitable new construction workforce housing.[2] This new development model, called Urban TownHouse (UTH), focuses on building new construction multi-generational workforce housing in blue-collar urban infill communities - where in the past the model has generated a 22.5% internal rate of return over an 18-month to 24-month investment period. These "recession resilient" units are differentiated from the marketplace by building a five-bedroom four-bathroom townhouse rental unit.[3]

"We started looking for a new workforce-housing model, and we identified a marketplace for rental townhomes with multiple bedrooms to serve multi-generational working families," says Scott Choppin, founder of Urban Pacific.

"We found that if we build five-bedroom units, we could house a larger family and given the way that the rent structures work, we could be around $3,000 per month for a five-bedroom unit. When we finished the underwriting, we found that this model would produce market-superior yields to equity. Specifically, we have a 25%-plus internal rate of return over an 18- to 24-month period."

Currently Urban Pacific is seeking $134,000 in equity for a new UTH project to be built at 1491 Atlantic Avenue, Long Beach (the "Project").[4]

Urban Pacific has completed several projects in the UTH business plan including the following projects that made up the "demonstration phase", an early phase of development that allowed Urban Pacific to move into this marketplace in a highly disciplined way, while also allowing the company to build a set of standard practices for effective development delivery of future projects. The projects in this phase are:

> 325 Daisy Avenue - Long Beach, CA
> 1719 Cedar Avenue - Long Beach, CA
> 538 Golden Avenue, Long Beach, CA
> 3801 Franklin Avenue, Fullerton, CA

All of the projects listed above have been completed and sold or held for long term ownership by Urban Pacific. The average Internal Rate of Return (IRR) to investors for the projects sold was 22.66%. The Fullerton project will be held for over ten years and is expected to return a 20% or above IRR.

Urban Pacific employs a fundamental investment philosophy that is focused on apartments that have the following recession resilient competitive characteristics:

---

[1] https://www.urbanpacific.com/the-rise-of-the-urban-townhouse-model/

[2] https://www.urbanpacific.com/

[3] https://www.urbanpacific.com/this-workforce-housing-model-delivers-25-irr/

[4] https://www.google.com/maps/place/1491+Atlantic+Ave,+Long+Beach,+CA+90813/@33.7855189,-118.1874786,645m/data=!3m1!1e3!4m5!3m4!1s0x80dd315d27d8fd7d:0xc5c2c94a478b710f!8m2!3d33.7855189!4d-118.1852899

- workforce rental housing for moderate income multi-earner families

- located in undersupplied housing markets - urban infill areas, close to job centers/transportation

- deeply stable renter profile, with strong local social networks - schools, jobs, extended family

- oriented to large multi-generational urban families that seek "economic sharing" housing types

- providing five-bedroom/four-bathroom units with a two-car private access garage

- attached three-story townhouse units that live like single family homes, with multiple bedrooms, and private garages

- building in low/lower-middle income neighborhoods close to renter profile locations with low land cost

- serving families that cannot qualify for a mortgage or are "renters by choice"

As of 2018, Urban Pacific holds all developed assets on a ten+ year basis.

About the Project

1491 Atlantic Partners, LLC (the "Company") has been formed to complete the UTH project planned for 1491 Atlantic Avenue (the "Project") at an anticipated total development cost of $1,749,984. The Project is a new construction building, which will house a total of five residential rental units, including three five-bedroom units each with four bathrooms, one two-bedroom with two bathrooms and one studio accessory dwelling unit.

The planned unit count, type and monthly rent is described in the table below:

No. of units	Unit type	Square feet	Monthly rent	Rent per s.f.
2	5-bed + 4-bath	1,748	$3,500	$2.00
1	5-bed + 4-bath	1,692	$3,500	$2.07
1	2-bed + 2-bath	1,109	$1,816	$1.64
1	Studio ADU	450	$1,250	$2.78
5		**6,297**	**$13,566**	**$2.12**

Annual (effective) gross income is expected to be around $162,152 with operating expenses of $51,794 resulting in anticipated annual Net Operating Income of around $109,108. Please review *Exhibit B: Pro-formas & Lease Up* for further details on operating performance.

The Company has employed the following team to complete all aspects of the project:

Land and broker	Blair Westmac [5]
Architect	S2 Architects, Inc [6]
Civil Engineer	MLB Engineers [7]
Construction Manager	Urban Pacific Construction Group
Construction Lender	Pivotal Capital Group [7]

The project timeline for the project is planned to be as follows:

June 2020	Construction drawings complete.
December 2020	Plan check complete/ready to issue permits.
December 2020	Close construction loan.
December 2020	Construction start.
August 2021	Construction complete.
December 2021	Lease up complete and operations stabilized

Urban Pacific deploys a strict process for the selection of projects which includes:

- **Sourcing** through a proprietary network of industry contacts with a team experienced in acquisitions;

- **Underwriting** with a "bottoms up" approach focused on real estate fundamentals, targeting opportunities that have an identifiable exit strategy and for which the team has in-house expertise;

- **Fundamental analysis** by assessing the asset, the debt, the equity, and property level cash flow analysis;

- **Investment discipline** through the use of informational, operational, and relationship competitive advantages;

- **Risk Management** through the use of a committee approval process, ongoing monitoring of assets and the market, legal review and ensuring the holding and exit strategies are appropriate.

- **Ongoing monitoring** through weekly, monthly and quarterly portfolio reviews and hands on management to safeguard returns.

Underwriting focuses further on:

---

[5] https://www.cbcblair.com/
[6] http://www.s2architects.com/
[7] http://mlbengineers.com/
[7] https://pivotalcapitalgroup.com/

- **High demand urban infill locations** that have appropriate demand characteristics for urban family housing;

- **Already zoned land sites** to avoid long entitlement timelines.

- **Simple construction design** to avoid the complications of a typical urban infill podium project.

- **Nimble project size** of between 30 - 75 units in order to reduce build and lease up timelines.

- **Long-term hold strategy** of ten+ years, to allow for patient investment in this deeply undersupplied housing market.

About the Market:

The GAO indicates: "Since the 2007–2009 financial crisis, growth in the share of renter households has reversed a decades-long trend toward homeownership. This change has underscored concerns about the availability, affordability, and condition of rental housing, especially for low- income households. In 2017, almost seven million more households rented their homes than in 2001, which brought the share of households that rent from an estimated 34 percent to 36 percent. Renting became more common after the 2007–2009 financial crisis as foreclosures and changes in household characteristics reduced the proportion of homeowners. Renting was more prevalent across most age and race/ethnicity groups in 2017 than in 2001, with notable increases among higher-income households." [8]

Only specific housing types and markets have withstood the current turmoil in the 2020 real estate development market. The Covid19 pandemic in particular has accelerated the need for multi-generational and co-living arrangements, where renters can take advantage of "economic sharing" in their living arrangements.

The UTH model addresses this need and attracts households with an average of two to four wage earners per household. This "recombination" of renters is the opposite of new household formation, one standard of measure of rental housing demand in normal housing markets. Recombination is typically found in very high cost housing markets such as California, or in times of economic distress, such as the 2020 recession.[9] [10] [11] [12]

Housing eats up a huge percentage of Californians income. On average they pay more than 36% of their income towards housing. This percentage is the second highest in the nation. High housing cost burden is a driver of demand for housing that provides cost structures that relieve this burden. UTH provides housing to moderate income families at or below 30% of combined family income.

[8] https://www.gao.gov/assets/710/707179.pdf
[9] https://www.pewsocialtrends.org/2014/07/17/in-post-recession-era-young-adults-drive-continuing-rise-in-multi-generational-living/
[10] https://www.npr.org/2012/04/17/150365158/one-roof-three-generations-many-decisions
[11] https://www.pewsocialtrends.org/2010/03/18/the-return-of-the-multi-generational-family-household/
[12] https://www.curbed.com/2017/11/21/16682850/multigenerational-homes-millennials-immigration-family

"According to the California Legislative Analyst's Office (LAO), an average California home costs 2.5 times the national average. Monthly rent in the state averages about 50% higher than the rest of the country. Yet as recently as the 1970s, including during the period of the state's most dramatic growth, housing in California was only slightly more expensive than in the rest of the nation." The image below depicts middle-income housing affordability in California as compared to the United States, from 1950 - 2019. [13]



In addition, during times of economic distress, particularly in blue-collar service industry households, families often expand with boomerang adult children, in-laws, and grandparents joining together to be able to afford appropriate housing.

Generally, the supply of available five-bedroom, four-bathroom units in Long Beach is limited. In a July 16, 2020 search on Zillow.com, no five-bedroom unit rents were found for less than $4,000 per month. The small sample average rent of $4,166 per month and per square foot rent of $2.21. By contrast, the 1491 Atlantic project delivers five-bedrooms at $3,500 per month and $2 per square foot rent. Additionally, these units appear to be superior value with new construction, central heating and cooling, two-car garages and four bathrooms each.

Address	Beds	Baths	Rent	Date	Size	Per .s.f
6131 E Los Santos Dr, Long Beach, CA 90815 [14]	5	2	$4,000	7/16/20	1,711	2.33
6110 Long Beach Blvd APT 1, Long Beach, CA 90805 [15]	6	3	$4,000	7/16/20	1,800	2.22
1991 Olive Ave #1, Long Beach, CA 90806 [16]	6	2	$4,500	7/16/20	2,150	2.09
Proposed project	5	4	$3,500		1,750	2.00

---

[13] https://www.chapman.edu/communication/_files/beyond-feudalism-web-sm.pdf (page 22)

[14] https://www.zillow.com/homedetails/6131-E-Los-Santos-Dr-Long-Beach-CA-90815/21204453_zpid/

[15] https://www.zillow.com/homes/6110-Long-Beach-Blvd-Apt-1-Long-Beach,-CA,-90805_rb/2087253411_zpid/

[16] https://www.zillow.com/homes/1991-Olive-Ave-.num.1,-Long-Beach,-CA-90806_rb/2079061882_zpid/

With a total population of 471,000, Long Beach is located just 25 miles south of the city of Los Angeles on the coast.[17] Its central location between Los Angeles and Orange County and its proximity to a diverse labor pool have made the city a logical choice for many domestic and international businesses. The city is anchored by two world-class ports and a modernized airport and offers numerous amenities and a well-developed infrastructure including quality office and commercial space, public transit options, and freeway accessibility. Long Beach has multiple options for public transportation, including the Metro Blue Line which connects the city to Downtown Los Angeles.[18]

The ports of Long Beach and Los Angeles make up the San Pedro Bay Port Complex, the busiest cargo shipping complex in the country.[19] Together, the ports create over 177,000 jobs throughout Long Beach and Los Angeles, with Longshoremen often earning upwards of $100,000-$300,000+ a year. In addition to the local jobs created, the ports create nearly one million jobs within the Southern California region, and 1.7 million jobs throughout the United States. Major employers include: Long Beach Unified School District, Boeing Company, CSU Long Beach, Long Beach Memorial Medical Center, Bragg Companies and Epson America Inc.

The Long Beach submarket is among the strongest performing areas in metro Los Angeles County, with an average occupancy as of third quarter 2017 of 97 percent and average effective rent increase of 7.3 percent year-over-year since third quarter 2016. A vast majority of households are priced out of single-family home ownership in Long Beach as the average monthly mortgage payment on a median priced single-family home exceeds average monthly rents in the area by $1,590. The average household income in Long Beach is projected to grow 13.7 percent to $92,060 and median household income is projected to increase 15.4 percent by 2022 to $63,409. You can download a detailed Long Beach/Ports Submarket report.[20]

About the Developer

Scott K. Choppin is the Founder of Urban Pacific where he oversees all operations including business development, capital acquisition, and strategic planning.[21] [22] Scott is a veteran of the real estate development business, and a specialist in the development of high-quality urban housing projects throughout the Western United States.

With over 35 years in the development business, Scott is a leader in the field, and has been a speaker at the International Builders Show, the Pacific Coast Builders Conference, SoCal BIA's BIS Show. Scott is also a published author in the real estate development field, and a regular contributor to major media outlets throughout the nation having been published or quoted in Forbes Magazine, Los Angeles Times, Long

---

[17] www.census.gov/quickfacts/longbeachcitycalifornia

[18] https://www.metro.net/riding/guide/A-line/

[19] https://www.marinelink.com/news/hemisphere-angeles420619

[20]https://smallchange-prod-app.s3.amazonaws.com//app/public/ckeditor_assets/attachments/616/Long_Beach_Ports_Submarket_Report.pdf

[21] https://www.linkedin.com/in/scottchoppin/

[22] https://www.urbanpacific.com/

Beach Press-Telegram, GlobeStreet, Builder Magazine, Affordable Housing Finance, Affordable Housing News, and most recently, the cover and feature article in Multi-Family Executive magazine.

Prior to forming Urban Pacific, Scott was Director of Land Acquisition for the Multi-Family Development Division of Irvine-based Sares-Regis Group.[23] In that position, he was responsible for all land acquisition activities for the development of luxury, market rate and senior rental communities throughout California, Colorado, and Arizona.

Before joining Sares-Regis, Scott was with Kaufman and Broad Multi-Housing Group. As Senior Project Manager, he was responsible for all activities related to multifamily development, including the acquisition, entitlement, syndication and development of over 1,900 affordable multifamily units throughout the Western United States.

Scott holds a degree in Business Administration with a specialization in Finance from California Polytechnic State University (Cal Poly), San Luis Obispo.

About the Change

SMALL CHANGE INDEX™



MOBILITY



COMMUNITY



ECONOMIC VITALITY

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza		Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development	✓	Minimized site disturbance	✓	Reduced parking	✓

About the Offering

The Company is engaged in two simultaneous offerings of its securities to raise money for a real estate project in Long Beach, California. The Company plans to build and operate 5 rental units at 1491 Atlantic Avenue:

- An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering"; and
- An offering under SEC Rule 506(c) (where only "accredited Investors" can invest), which we refer to as the "Reg D Offering."

---

[23] https://www.sares-regis.com/

We are trying to raise a maximum of $134,000 (the "Maximum Goal") but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Minimum Goal"). If we have not raised at least the Minimum Goal by October 31, 2020 at 11:59 pm EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

In an offering under Regulation CF the issuer is required to state a "Target Amount," meaning the minimum amount the issuer will raise in the Regulation CF offering to complete the offering. For the reason just described, our Target Amount for the Reg CF Offering is $1,000. It doesn't matter how much is raised in the Reg CF Offering and how much is raised in the Reg D Offering. Thus, if we raise $1,000 in the Reg CF Offering and at least $99,000 in the Reg D Offering we will proceed, and vice versa.

The minimum you can invest in the Reg CF Offering is $1,000 and the minimum you can invest in the Reg D Offering is $5,000. Investments may be made in $100 increments above the minimum (e.g., $1,100 or $1,200, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on October 29, 2020, EST (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

The SEC is considering other changes to Reg CF, in addition to raising the maximum offering amount. Where applicable, we will reference possible changes in the applicable sections of this Form C.

Key Deal Points

Highly experienced real estate developer - Urban Pacific has 20 years of experience in the multi-family real estate markets, and Scott Choppin, CEO has over 35 years in the business, giving both a strong understanding of the possible issues that may arise in the cycle of development and facilitating the formation of a comprehensive plan for risk mitigation.

Undersupplied rental market - The market for five-bedroom units seems to have little competition. In the local sub-market, Urban Pacific believes it is the only company building new units to rent to multi-generational families that include a ground floor bedroom/bathroom combination. According to apartments.com (July 16, 2020) there are no five-bedroom units priced below $9,000 per month.[24] Most new units in development in the market are serving single and couples in the Millennial demographic. Our units serve only families, providing them a unit that lives like a single-family home, with dedicated garages and multiple bedrooms.

Declining land and construction pricing - Land values in the Long Beach areas have declined between 8-15%.[25] In addition, while continuing to use current construction rates in their under-writing model, Urban Pacific anticipates that subcontractor pricing will be reduced by 10-30%.

---

[24] https://www.apartments.com/long-beach-ca/4-bedrooms-3-bathrooms/

[25] Recently, Urban Pacific negotiated a land price reduction on 1491 Atlantic from listed price of $395,000 to negotiated purchase price of 362,500, an 8.2% reduction. Urban Pacific also recently negotiated a purchase price discount at 1901 Pacific from $570,000 to $485,000 a 14.9% reduction.

Close to job markets and transportation - Urban Pacific avoids risk by locating in neighborhoods that are close to job centers and public transportation.

Simple construction design - Urban Pacific eliminates complexity in design to avoid the risk of unexpected construction costs. The UTH model employs a construction process similar to production homebuilding companies, building a simple 3-story slab-on-grade building and utilizing long-term trusted subcontractors.

Simplified zoning - Urban Pacific avoid entitlement risk (governmental zoning approvals) by purchasing land sites that are already zoned for their building type. This is known as "use by right". This means there is no time lost in applying for zoning permits, and this can mean a significant time savings. And they avoid the subdivision map process for additional time savings.

Efficient build and lease up schedules - Construction is typically completed in under 6-9 months, reducing exposure time to market. Total investment periods are generally between 16-24 months.

About the Finances

The total anticipated development cost of the Project, approximately $1,829,061 million, is expected to be financed with a construction loan of approximately $1.35 million, equity of $434,774 and construction loan holdbacks of $52,286. Once construction is completed, permanent bank financing is expected to increase to $1,478,614 with equity of $360,446.

It is anticipated that each Investor will receive an annual preferred return of 8% on their investment, which will accumulate but not be compounded. In addition, Investors will receive a pro-rata share of 50% of any profit on the project. The Company plans to sell the property in ten-years' time. Please see About Investor Return for further detail.

Sources and uses for the project are expected to be as follows:

Acquisition & pre-development		
Land acquisition		$362,600
Closing costs		$5,000
Legal/broker		$10,875
Architecture, engineering		$80,500
Other soft costs		$25,000
Subtotal		**$483,875**
Construction		
Fees and permits		$125,000
Onsite/offsite		$35,000
Base construction		$800,000
Developer overhead and fee	10% of project cost	$183,906
Construction period interest		$44,801

Construction fees/appraisal/taxes		$70,420
Construction contingency	5% of project cost	$41,750
Subtotal		**$1,238,766**
Lease up		
Marketing/leasing/legal		$2,400
Lease up period interest & carry		$11,579
Permanent financing costs		$27,286
Capital advisory fee		$13,043
Subtotal		**$54,309**
TOTAL USES		**$1,839,062**
Sources		
Construction loan	74% of project cost	$1,352,000
Sponsor equity	17% of project cost	$300,774
Small Change Investor equity	6% of project cost	$134,000
Construction loan holdbacks		$52,286
TOTAL CONSTRUCTION SOURCES		**$1,839,062**
Permanent financing	84% of project cost	$1,478,614
Equity (Sponsor + Small Change investors)		$360,446
TOTAL PERMANENT SOURCES		**$1,839,062**

See also *Exhibit A: Sources & Uses* for further detail on sources and uses. Annual (effective) gross income in year one is expected to be around $162,152 with operating expenses of $51,794 resulting in anticipated annual Net Operating Income of around $109,108. *Exhibit B: Pro-formas & Lease Up* provides further detail on anticipated operating performance.

Investor Return

Under the LLC Agreement, all distributions will be made in the following order of priority first out of operating cash flow and second out of any net capital proceeds, after bank loans have been repaid.

Distributions of Operating Cash Flow. The Company shall distribute its operating cash flow quarterly, 50% to the Investor Members and 50% to the Sponsor.

Distributions of Net Capital Proceeds. Any net capital proceeds resulting from a sale or refinancing shall be distributed in the following order of priority:

1. First, to the Investor Members until they have received their entire preferred return for the current year and all prior years, taking into account all distributions they have received through operating cash flow;
2. Second, to the Investor Members until the unreturned investment of each Investor Member has been reduced to zero; and
3. Third, 50% to the Investor Members and 50% to Sponsor as a promoted interest.

The table below illustrates our estimate of how much an Investor would receive for a $2,55,6400 investment made under two scenarios, either a 4.45% market cap rate or a 5% market cap rate, if repaid in 10 years.

Anticipated net profit:	Cap rate - 4.45%	Cap rate - 5%
Net operating income in Year 10	$138,862	$138,862
Capitalized value	$3,037,045	$2,777,239
Less debt	$1,173,335	$1,173,335
Profit	$1,863,710	$1,603,904
Closing costs @ 5%	$151,852	$138,862
Net profit	**$1,711,858**	**$1,465,042**
Potential return to Small Change investors:		
Original equity	$134,000	$134,000
Preferred return	$87,617	$87,617
Profit share for $134,000	0.3082	0.3082
Pro-rata share of profit	$263,802	$214,895
Profit + preferred return	$351,419	$302,512
Potential return for a $2,500 investor	**$6,556**	**$5,644**

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit C: Risks of Investing.

COVID19 Disclosure

With unemployment reaching levels not seen since the Great Depression, by some estimates already 20% and rising, some landlords are already experiencing a number of negative effects from the COVID-19 pandemic, including decreased phone calls from potential new tenants, an increase in rent delinquency and more time and resources spent on collections and marketing.

While these trends may continue and may impact our project, the net effect of the pandemic on our Urban Townhouse units has been the reverse to date. We are accelerating our product supply as families move out of one-and two-bedroom units into our multi-generational units. Although we are working from incomplete information, we expect these trends to continue and hold stable, depending on the trajectory of the virus and the ability to re-open the economy.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $1,000

Offering Deadline   October 31, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$134,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. __X__ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

As discussed in the business plan we are conducting two offerings – a Reg CF offering and a Reg D offering. We are seeking to raise a minimum of $100,000 and a maximum of $134,000 in both of these offerings combined. If we raise the minimum of $100,000:

Use of Money	How Much (approximately)
Cost of Land	$100,000
TOTAL	**$100,000**

If we raise the maximum goal of $134,000:

Use of Money	How Much (approximately)
Cost of Land	$134,000
TOTAL	**$134,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Platform, Small Change.[26] See also the Investment Agreement attached, *Exhibits D1 and D2: Reg CF and Reg D Investment Agreements.*

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

● We estimated how much money we need to complete the project.

● We estimated the value of the project when it's completed.

---

[26] www.smallchange.co

- We estimated what we believe is a fair return to Investors.

- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a California limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated August 3, 2020 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit F: LLC Agreement.*

Your Right to Distributions

Under the LLC Agreement, all distributions will be made in the following order of priority first out of operating cash flow and second out of any net capital proceeds, after bank loans have been repaid.

Distributions of Operating Cash Flow. The Company shall distribute its operating cash flow quarterly, 50% to the Investor Members and 50% to the Sponsor.

Distributions of Net Capital Proceeds. Any net capital proceeds resulting from a sale or refinancing shall be distributed in the following order of priority:

First, to the Investor Members until they have received their entire preferred return of 8% for the current year and all prior years, taking into account all distributions they have received through operating cash flow;

Second, to the Investor Members until the unreturned investment of each Investor Member has been reduced to zero; and

Third, 50% to the Investor Members and 50% to Sponsor as a promoted interest.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.

● If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.

● Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.

● For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Scott Choppin is the Manager, and the Manager has complete control over the Company. Therefore, Mr. Choppin effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

● The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

● The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

● The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.

● The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

● The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

● The Manager decides on renting the project, including the terms of any lease.

● The Manager decides how much of its own time to invest in the project.

● The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you'll be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
April 15, 2020	Friends & family	Preferred Stock	$300,774	Not used yet

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.

● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.

● Include only transactions between the Company and:

   o Anyone listed in your answer to question 227.201(b); or
   o Anyone listed in your answer to question 227.201(c); or
   o If the Company was organized within the last three years, any promotor you've used; or
   o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
   o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Acquisition fee	TBD	Urban Pacific Development Group, LLC	The developer	$10,875 or 3% of land cost
Developer fee	TBD	Urban Pacific Development Group, LLC	The developer	$183,906
Disposition fee	TBD	Urban Pacific Development Group, LLC	The developer	1% of sales price when property is sold

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the California Limited liability company Act on August 6, 2020. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit I: Financial Statements*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as *Exhibit J: Background Checks.*

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $1,000. You can track our progress in raising money on the funding portal campaign page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.[27]

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

---

[27] www.urbanpacific.com

§227.201(y) – Other Important Information Prospective Investors Should Know About

EXHIBIT A: SOURCES AND USES

SOURCES OF FUNDS
CONSTRUCTION

CONSTRUCTION LOAN	$1,352,000	74%
EQUITY	434,774	24%
CONST. LOAN HOLDBACKS	52,286	
OTHER	0	
OTHER	0	
OTHER	0	
OTHER	0	
TOTAL SOURCES	**$1,839,061**	

PERMANENT

EQUITY	$360,446	20%
PERMANENT FINANCING	1,478,614	80% LTC
OTHER	0	
OTHER	0	
OTHER	0	
OTHER	0	
OTHER	0	
TOTAL SOURCES	**$1,839,061**	

USES OF FUNDS
DEVELOPMENT COST BREAKDOWN

ACQUISITION & PRE DEVELOPMENT

PURCHASE PRICE	$362,500	
CLOSING AND TITLE	5,000	
LEGAL/BROKER	10,875	
ARCHITECTURE / ENGINEERING / FEASIBILITY	80,500	
OTHER SOFT COSTS	25,000	
SUBTOTAL		$483,875

CONSTRUCTION

FEES AND PERMITS	$125,000	
ONSITE/OFFSITE	35,000	
BASE CONSTRUCTION	800,000	
EXTERIOR COMMON AREA	0	
MODELS AND REC. BUILDING	0	
INDIRECT / ONSITE SUPERVISION	0	
DEVELOPER OVERHEAD & FEE	183,906	10.00%
BRIDGE LOAN FEES & INTEREST	0	
PREDEVELOPMENT LOAN INTERST & FEES	0	
CONSTR. INTEREST	44,801	
CONST FEES/APPRAISAL/TAXES/TITLE	70,420	
CONSTRUCTION CONTINGENCY	41,750	
SOFT COSTS	0	
SUBTOTAL		$1,300,877

LEASE UP

OPERATING RESERVE	0	
MARKETING/LEASING/LEGAL	2,400	
LEASE UP PERIOD INTEREST & CARRY	11,579	
PERMANENT FINANCING COSTS	27,286	
CAPITAL ADVISORY FEE	13,043	
TCAC APPLICATION/MONITOR. FEES	0	
SUBTOTAL		$54,309
TOTAL USES		**$1,839,061** **$367,812** per unit

EXHIBIT B: PROFORMAS & LEASE UP

1491 Atlantic
PRO FORMA INCOME AND EXPENSE SUMMARY
Long Beach, CA

NUMBER OF UNITS	TYPE OF UNIT	SQUARE FOOTAGE	MONTHLY RENT		SQ. FT./ UNIT TYPE	TOTAL RENT	RENT PER S.F.
2	5 bed - 4 bath	1,748	3,500.00		3,496	7,000	2.00
1	5 bed - 4 bath	1,692	3,500.00		1,692	3,500	2.07
1	2 bed/ 2 bath	1,109	1,816.00	Moderate Inc. Unit	1,109	1,816	1.64
1	Studio ADU	450	1,250.00	arage ADU, not in SF ca	450	1,250	2.78

Rec Bldg./Common Area		0				
Corridor Load		0			Avg Rent PSF	$2.12
5		6,297			13,566	

INCOME

GROSS RENTAL INCOME		162,792		
OTHER INCOME (PARKING)		0	$0.00	PER UNIT/MO.
OTHER INCOME (OTHER)		0	$0.00	PER UNIT/MO.
APPLIANCE RENTAL		0	$25.00	PER UNIT/MO.
APPLIANCE RENTAL		0	$50.00	PER UNIT/MO.
WATER METER INCOME		7,500	$125.00	PER UNIT/MO.
ADJUSTED GROSS INCOME		170,292		
EMPLOYEE/MODELS		0		
GAIN (LOSS) TO LEASE	0.00%	0		
CONCESSIONS	0.00%	0		
VACANCY ALLOWANCE	5.00%	(8,140)		
EFFECTIVE GROSS INCOME		162,152		

OPERATING EXPENSES

		Operating Expenses	Per Unit	
1 Personnel Costs		$0	$0	
2 Administration/General		$1,875	$375	
3 Marketing Expense		$1,500	$300	
4 Repairs & Maintenance		$2,000	$400	
5 Cleaning & Decorating		$1,250	$250	
6 Contract Services		$1,250	$250	
7 Professional Fees		$625	$125	
8 Utilities		$5,000	$1,000	
9 Real estate taxes		$30,308	$6,062	
10 Insurance		$1,500	$300	
11 Miscellaneous		$0	$0	
12 Management Fee	4.00%	$6,486	$1,297	
TOTAL OPERATING EXPENSES		(51,794)	$10,358.80	PER UNIT
			8.23	PER S.F.
12 OPERATING RESERVES		0	0.00%	OF EGI
13 REPLACEMENT RESERVES		(1,250)	$250	PER UNIT
TOTAL OPERATING EXPENSES AND RESERVES		(53,044)	$10,608.80	PER UNIT
				PER S.F.
TOTAL OPERATING EXPENSES LESS TAXES AND RESERVES		(21,486)	$4,297.22	PER UNIT
			$3.41	PER S.F.
NET OPERATING INCOME		**109,108**		

Proforma spreadsheet — Sources & Uses / Construction Loan Schedules.

LEASE UP SCHEDULE
MONTHS 1 THROUGH 12 OF OPERATIONS
Long Beach, CA

1491 Atlantic Proforma 082420.xls
8/31/20
11:50 PM

LEASE UP PERIOD		Lease-up Month 1 Aug-21	Stabilized Month 2 Sep-21	Stabilized Month 3 Oct-21	Stabilized Month 4 Nov-21	LOAN Stabilized Month 5 Dec-21	Stabilized Month 6 Jan-22	Stabilized Month 7 Feb-22	Stabilized Month 8 Mar-22	Stabilized Month 9 Apr-22	Stabilized Month 10 May-22	Stabilized Month 11 Jun-22	Stabilized Month 12 Jul-22	Stabilized Month 13 Aug-22	Stabilized Month 14 Sep-22	Stabilized Month 15 Oct-22	Stabilized Month 16 Nov-22	Stabilized Month 17 Dec-22	Stabilized Month 18 Jan-23	Stabilized Month 19 Feb-23	Stabilized Month 20 Mar-23	Stabilized Month 21 Apr-23	Stabilized Month 22 May-23	Stabilized Month 23 Jun-23	Stabilized Month 24 Jul-23	YEAR1
NUMBER OF UNITS RENTED		2	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	
PERCENT OF UNITS RENTED		40%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	
POTENTIAL REVENUE																										
RENTAL INCOME		13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	13,566	325,584
MISCELLANEOUS INCOME		625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	625	15,000
TOTAL POTENTIAL REVENUE		14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	340,584
LESS: VACANCY		(8,515)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(8,515)
TOTAL PROJECT REVENUE		5,676	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	14,191	332,069
EXPENSES VARIABLE 20%		354	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	884	20,687
EXPENSES FIXED 80%		3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	3,536	84,870
TOTAL EXPENSES		3,890	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	4,420	105,558
NET OPERATING INCOME		1,787	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	9,771	226,512
DEBT SERV. CONST. LOAN		(10,612)	(10,682)	(10,689)	(10,696)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(42,678)
DEBT SERV. OTHER		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
DEBT SERV. 1ST LOAN (PERM.)		0	0	0	0	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(7,274)	(145,478)
PROJECT CASHFLOW		(8,825)	(911)	(918)	(925)	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	38,356
LEASE UP PERIOD DRAWS		8,825	911	918	925	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,579
NET PROJECT CASHFLOW		0	0	0	0	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	2,497	49,935

USES	1 Aug-21	2 Sep-21	3 Oct-21	4 Nov-21	5 Dec-21	6 Jan-22	7 Feb-22	8 Mar-22	9 Apr-22	10 May-22	11 Jun-22	12 Jul-22	13 Aug-22	14 Sep-22	15 Oct-22	16 Nov-22	17 Dec-22	18 Jan-23	19 Feb-23	20 Mar-23	21 Apr-23	22 May-23	23 Jun-23	24 Jul-23	
TAILING ACQUISITION & PREDEV. COSTS	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TAILING CONSTRUCTION COSTS	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OPERATING RESERVES	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MARKETING/LEASING/LEGAL	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER SOFT COSTS	0	0	0	0	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	
PROJECT OVERSIGHT & OVERHEAD	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
PRE/DEV LOAN INTEREST & FEES	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
LOAN COSTS	0	0	0	27,286	27,286	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	27,286
LSE-UP DEFICIENCIES (LESS BRIDGE LOA)	8,825	911	918	925	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,579
TOTAL LEASE-UP COSTS	8,825	911	918	925	52,286	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,579
REPAYMENT OF CONST. LOANS																									
CONSTRUCTION LOAN	0	0	0	0	1,352,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,352,000
EQUITY	0	0	0	0	434,774	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	434,774
CONST. LOAN HOLDBACKS	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL TO BE DRAWN	8,825	911	918	925	1,839,061	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,825,640

32

STABILIZED CASH FLOW
Long Beach, CA
31-Aug-20

YEAR		YEAR 1 2022 1	YEAR 2 2023 2	YEAR 3 2024 3	YEAR 4 2025 4	YEAR 5 2026 5	YEAR 6 2027 6	YEAR 7 2028 7	YEAR 8 2029 8	YEAR 9 2030 9	YEAR 10 2031 10
ANNUAL INCOME INCREASES		0.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
ANNUAL EXPENSE INCREASES		0.0%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
NUMBER OF UNITS AVAILABLE FOR RENT		5	5	5	5	5	5	5	5	5	5
VACANCY RATE	1	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
REVENUE											
RENTAL INCOME		162,792	167,676	172,706	177,887	183,224	188,721	194,382	200,214	206,220	212,407
MISCELLANEOUS INCOME		7,500	7,725	7,957	8,195	8,441	8,695	8,955	9,224	9,501	9,786
TOTAL POTENTIAL RENTAL INCOME		170,292	175,401	180,663	186,083	191,665	197,415	203,338	209,438	215,721	222,192
LESS: VACANCY		(8,515)	(8,770)	(9,033)	(9,304)	(9,583)	(9,871)	(10,167)	(10,472)	(10,786)	(11,110)
TOTAL REVENUE		161,777	166,631	171,630	176,779	182,082	187,544	193,171	198,966	204,935	211,083
OPERATING EXPENSES		(51,794)	(53,607)	(55,483)	(57,425)	(59,435)	(61,515)	(63,668)	(65,896)	(68,203)	(70,590)
PROPERTY TAXES (Special Assesments, Bonds, etc. only)		0	0	0	0	0	0	0	0	0	0
OPERATING RESERVES		0	0	0	0	0	0	0	0	0	0
CAPITAL RESERVES		(1,250)	(1,288)	(1,326)	(1,366)	(1,407)	(1,449)	(1,493)	(1,537)	(1,583)	(1,631)
TOTAL EXPENSES + RESERVES		(53,044)	(54,894)	(56,809)	(58,791)	(60,842)	(62,964)	(65,161)	(67,434)	(69,786)	(72,221)
NET OPERATING INCOME	1.25	108,733	111,736	114,821	117,988	121,240	124,580	128,010	131,532	135,149	138,862
Add: Loan Debt Coverage Reserve		375	0	0	0	0	0	0	0	0	0
DEBT SERVICE 1ST	4.25%	(87,287)	(87,287)	(87,287)	(87,287)	(87,287)	(87,287)	(87,287)	(87,287)	(87,287)	(87,287)
DEBT SERVICE RATIO ON 1ST LOAN		1.25	1.28	1.32	1.35	1.39	1.43	1.47	1.51	1.55	1.59
ACCOUNTING/AUDIT FEE	0	0	0	0	0	0	0	0	0	0	0
CASH ON CASH RETURN		5.95%	7%	8%	9%	9.42%	10%	11%	12%	13%	14%
RESIDUAL CASH FLOW FOR DISTRIBUTION		21,447	24,450	27,534	30,701	33,953	37,294	40,723	44,245	47,862	51,575
LP PARTNER DISTRIBUTION	50.00%	10,723	12,225	13,767	15,350	16,977	18,647	20,362	22,123	23,931	25,788
GP PARTNER DISTRIBUTION	50.00%	10,723	12,225	13,767	15,350	16,977	18,647	20,362	22,123	23,931	25,788

33

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

● Changes in interest rates

● Competition from other property

● Changes in national or local economic conditions

● Changes in zoning

● Environmental contamination or liabilities

● Changes in local market conditions

● Fires, floods, and other casualties

● Uninsured losses

● Undisclosed defects in property

● Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

● Competition from other landlords

● Changes in economic conditions could reduce demand

● Existing tenants might not renew their leases

● The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

● Portions of the property could remain vacant for extended periods

● A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Jim Heid will manage all aspects of the Company and its business. Furthermore, if Mr. Heid or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers

represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

EXHIBIT D: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2020, by and between 1491 Atlantic Partners, LLC, a California limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

    1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

    1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.**

Your relationship with us shall be governed by California law, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in the State of California unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.**

All notices between us will be electronic. You will contact us by email at choppin@urbanpacific.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

1491 Atlantic Partners, LLC.

By: _____

Scott Choppin, Manager

EXHIBIT E: REG D INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2020, by and between 1491 Atlantic Partners, LLC, a California limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms.**

   Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's disclosure document, available at the Site. In this Investment Agreement, we refer to the Company's disclosure document as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of LLC Interest.**

   2.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

   2.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3. **No Right to Cancel.**

   You do not have the right to cancel your subscription or change your mind, even if the amount of your LLC Interest is reduced under section 2.2. Once you sign this Investment Agreement, you are obligated to purchase the LLC Interest.

4. **Our Right to Reject Investment.**

   In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **No Certificate.**

   You will not receive a paper certificate representing your LLC Interest.

6. **Your Promises.**

   You promise that:

6.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

6.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

6.4. **Accredited Investor.** At least one of the following two statements is true:

FIRST STATEMENT: You are an individual and either:

  (1) Your net worth, excluding your principal residence, is at least $1,000,000; or

  (2) Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year; or

  (3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

SECOND STATEMENT: You are otherwise an "accredited Investor" within the meaning of 17 CFR §230.501(a).

6.5. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

6.8. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

6.9. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.10. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.11. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

6.12. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

6.13. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

6.14. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.15. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

6.16. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

6.17. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

6.18. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

7. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

9. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

10. **Governing Law.**

Your relationship with us shall be governed by California law, without taking into account principles of conflicts of law

11. **Arbitration.**

   11.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

   11.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of California unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

   11.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   11.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   11.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery.**

   You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

13. Notices.

All notices between us will be electronic. You will contact us by email at choppin@urbanpacific.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. Miscellaneous Provisions.

16.1.   **No Transfer**. You may not transfer your rights or obligations.

16.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

16.3.   **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

16.4.   **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

16.5.   **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

1491 Atlantic Partners, LLC.

By: _____

   Scott Choppin, Manager

EXHIBIT F: LLC AGREEMENT

This Limited Liability Company Agreement (the "Agreement") is entered into effective on August 25, 2020, by and among 1491 Atlantic Partners LLC, a California limited liability company (the "Company"), Urban Pacific Development Group LLC , a California limited liability company ("Sponsor"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "operating agreement" of the Company within the meaning of Cal. Corp. Code §17701.02(s).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

    1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the California Revised Uniform Limited Liability Company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, pursuant to Cal. Corp. Code §17701.07(a), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

    1.2.   **Name**. The name of the Company shall be "1491 Atlantic Partners, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

    1.3.   **Purpose**. The purpose of the Company shall be to purchase the land at 1491 Atlantic Avenue, Long Beach, CA and build and operate five (5) rental units (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

    1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. ARTICLE TWO: CONTRIBUTIONS AND LOANS

    2.1.   **Initial Contributions**. Sponsor has contributed to the capital of the Company cash in the amount of One Hundred Dollars ($100). Each Investor Member has made a capital contribution to the Company in cash pursuant to an Investment Agreement executed by such Investor Member. The names of the Members and their capital contributions are set forth on Schedule A. All capital contributions made by Members are referred to in this Agreement as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 10% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1.   **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **Distributions of Operating Cash Flow**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Operating Cash Flow 50% to the Investor Members and 50% to Sponsor.

4.1.2.   **Distributions of Net Capital Proceeds**. Within ninety (90) days after a Capital Transaction, the Company shall distribute the Net Capital Proceeds of such Capital Transaction as follows:

(a)   First, to the Investor Members until they have received their entire Preferred Return for the current year and all prior years, taking into account all distributions they have received pursuant to section 4.1.1 and this section 4.1.2(a).

(b)   Second, to the Investor Members until the Unreturned Investment of each Investor Member has been reduced to zero.

(c)   Third, 50% to the Investor Members and 50% to Sponsor as a promoted interest.

4.1.3.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 and section 4.1.2 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.4.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature.

(b)   "Investor Member" means a Member that has made a Capital Contribution.

(c)   "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) expenses incurred with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

(d)   "Operating Cash Flow" means cash flow from ordinary rental operations (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all associated revenue and expenses and any additions to or withdrawals from Reserve Accounts.

(e)   "Preferred Return" means an annual, cumulative, compounding return of 8% on the Unreturned Investment of each Member.

(f)   "Reserve Accounts" means accounts established and maintained to fund anticipated cash needs in the sole discretion of the Manager.

(g)   "Unreturned Investment" means, for each Investor Member, the Capital Contribution of such Investor Member reduced by any distributions received by such Member pursuant to section 4.1.2(c).

4.1.5.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.6.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.7.   **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.8.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions

to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.9. **Other Rules Governing Distributions**. No distribution prohibited by Cal. Corp. Code §17704.05 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by Cal. Corp. Code §17704.05 or not specifically authorized under this Agreement shall promptly return the amount of such distribution to the Company.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Scott Choppin shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, to sign any and all bank documents, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control

of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights

5.7.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8.   **Compensation of Manager and its Affiliates**.

5.8.1.   **Acquisition Fee**. As compensation for its services in organizing the Company, the Manager shall be entitled to a one-time fee equal to 3% of the land price.

5.8.2.   **Asset Management Fee**. Each month, the Manager shall be entitled to an asset management fee equal to 1/12 of 1% of the aggregate capital account balances of the Members on the last day of the previous month.

5.8.3.   **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that, pursuant to Cal. Corp. Code §17701.10(c)(14), the interests of the Manager in other real estate developments or projects does not violate the Manager's duty of loyalty as set forth in Cal. Corp. Code §17704.09(b).

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b)   **Limitation of Liability**. No Covered Person shall be liable to the Company for any loss,

damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute gross negligence, recklessness, willful misconduct, or a knowing violation of law by such Covered Person or a violation of the Covered Person's duty of loyalty as described in Cal. Corp. Code §17704.09 as modified by this Agreement.

(c) **Obligation of Good Faith and Fair Dealing**. A Covered Person shall be deemed to have satisfied the obligation of good faith and fair dealing if such Covered Person acts in good faith in accordance with what he, she, or it believes to be the interests of the Company, or not opposed to the interests of the Company.

(d) **Ratification**. A Covered Person shall be deemed to have satisfied the duties described in Cal. Corp. Code §17704.09 if the acts or omissions of such Covered Person are ratified by Members holding a majority of the Percentage Interests.

(e) **Self-Interest**. A Covered Person shall not be deemed to have violated any obligation to the Company or any Member merely because such Covered Person's conduct furthers the interest of such Covered Person.

(f) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that the acts or omissions giving rise to such claims did not did not constitute violations by such Covered Person of the obligations described in Cal. Corp. Code §17704.09, as modified by this Agreement. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption

that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct constituted violations by such Covered Person of the obligations described in Cal. Corp. Code §17704.09.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.2; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.2, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.2 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.2 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.2 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.2 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.2 to the fullest extent permitted by any applicable portion of this section 6.2.2 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.3.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person

intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.4. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. **Right of Inspection**.

7.5.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose related to the interest of that Member, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request,

the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   The Manager may require a representative of the Company be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any

expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2. **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole and absolute discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement;

(ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member.

Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6.   **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7.   **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate,

consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5.   **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3.   **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-

equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11.   **ARTICLE ELEVEN: DISPUTE RESOLUTION**

   11.1.   **In General**. In the event of a disagreement between or among the Members regarding the interpretation, application or enforcement of any provision of this Agreement, as well as claims of any kind (a) by and among the Members, Managers and/or the officers of the Company or (b) against the Company, then the Members, or any one of them, shall submit the dispute first to mediation as provided in Section 11.2 and, if not resolved through mediation, to arbitration as provided in Section 11.3.

   11.2.   **Mediation**. The Members agree first to try in good faith to settle any dispute by confidential mediation administered by JAMS under its Commercial Mediation Procedures then in effect before resoting to arbitration pursuant to Section 11.3. Mediation may be conducted by telephone or in person. Any in person meetings shall be held in Orange County, California. The costs and expenses of such mediation shall be divided equally between the parties to the dispute, and each party shall separately pay such party's own attorney's fees and expenses.

   11.3.   **Arbitration**. In the event mediation fails, all disputes shall be resolved by confidential and binding arbitration to be held in Orange County, California in accordance with the Commercial Arbitration Rules of JAMS then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator may grant injunctions or other relief in such dispute or controversy. The costs and expenses of such arbitration shall be allocated as determined by the arbitrator, the arbitrator is authorized to award attorney's fees to the prevailing party.

12.   **ARTICLE TWELVE**: **MISCELLANEOUS**

   12.1.   **Amendments**.

      12.1.1.   **Amendments by Manager**. The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

      12.1.2.   **Limitation**. Notwithstanding section 12.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 12.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

      12.1.3.   **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

      12.1.4.   **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

      12.1.5.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor

Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.1.6. **Electronic** Delivery. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.2. **Governing Law**. This Agreement shall be governed by and construed in compliance with the laws of California without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the California courts or the Federal courts located in California, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by California law, and (v) if such Member is not otherwise subject to service of process in California, agrees to appoint and maintain an agent in California to accept service, and to notify the Company of the name and address of such agent.

12.3. **Effect of Changes of Law.** If, during the term of this Agreement, the rules of the Act or any other applicable law changes in a manner that provides a material advantage or disadvantage to any Member not contemplated by the parties when entering into this Agreement, the Members shall equitably amend this Agreement to minimize or eliminate such advantage or disadvantage.

12.4. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

12.5. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

12.11. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or

performed on the next succeeding business day.

12.12. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

12.13. **Incorporation of Certificate of Formation and Exhibits.** The Certificate of Formation and all exhibits referred to in this Agreement are hereby incorporated into this Agreement and made integral parts of it.

12.14. **Construction**. "Including" means "including without limitation" and does not limit the preceding words or terms. The words "or" and "nor" are inclusive and include "and". The words and phrases used in the singular shall include the plural and vice versa. Each word of gender shall include other words of gender as the context may require. References to "Articles," "Sections," "Subsections" or "Exhibits" shall mean Articles, Sections, Subsections or Exhibits of this Agreement, unless otherwise expressly indicated.

12.15. **Severability of Provisions**. Each provision of this Agreement shall be considered severable and if any provisions of this Agreement are determined to be invalid and contrary to any existing or future law for any reason, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

12.16. **Attorney's Fees**. If any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

1491 ATLANTIC PARTNERS, LLC

By /s/ Scott Chopin

Scott Choppin, Manager

SCHEDULE A
Company Capitalization Table

Member Name and Address	Contribution	Initial Capital Account Value	Number of Investor Units Received	Percentage Interest
Urban Pacific Development Group, LLC	$,100	$100	5000	50%
Michael Myers	$100,000	$100,000	1152	11.52%
Francisco Moreno	$100,000	$100,000	1152	11.52%
Faded, Los Angeles, Inc.	$100,000	$100,000	1152	11.52%
Small Change	$134,000	$134,000	1544	15.44%

EXHIBIT G: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in accordance with and pursuant to the California Revised Uniform Limited Liability Company Act (the "Act"). Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

H: Federal Income Tax Consequences

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or

its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT I: FINANCIAL STATEMENTS

AD✓USTING
ENTRIES

1352 Pittsburgh Road   Valencia, PA 16059   *p:* 724-898-2370   *f:* 724-898-4537   adjustingentries.com

Independent Accountant's Review Report

1491 Atlantic Partners, LLC

We have reviewed the accompanying financial statements of 1491 Atlantic Partners, LLC which comprise the Balance Sheet—tax basis as August 15, 2020, and the related statements of Profit and Loss—tax basis, and Statement of Cash Flows—tax basis as of August 15, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the partners' financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are aware that this report is being used by 1491 Atlantic Partners, LLC as part of their offering disclosure.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the Partnership uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes.

Basis of Accounting

The financial statements are prepared in accordance with the basis of accounting the Partnership uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The Partnership uses the cash basis of accounting for income tax purposes. Our conclusion is not modified with respect to this matter.

Denise Raidna
Adjusting Entries
Valencia PA
August 31, 2020

1491 Atlantic Partners, LLC
Income Statement - Tax Basis
As of August 15, 2019

(Unaudited)

INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	$0.00
TOTAL EXPENSES	$0.00
NET INCOME	**$0.00**

1491 Atlantic Partners, LLC
Balance Sheet - Tax Basis
As of August 15, 2019

(Unaudited)

ASSETS	
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Laibilities	
Current Liabilities	$0.00
Long-term Liabilitieis	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Captial Contributions	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIEIS AND EQUITY	**$0.00**

1491 Atlantic Partners, LLC
Statement of Cash Flows - Tax Basis
As of August 15, 2019

(Unaudited)

OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$0.00**

1491 Atlantic Partners, LLC
Notes to the Financial Statements
As of August 15, 2019

(Unaudited)

Note 1 Organization

The Company was incorporated on August 3, 2020 pursuant to the Limited Liability Company Act of California. The purpose and business of the company is to purchase the land at 1491 Atlantic Avenue, Long Beach, CA and build and operate five (5) rental units. The company may enter into contracts, incur indebtedness, sell, lease or encumber any or all of it's property.

Note 2 Income Taxes

The Company has elected to be treated as a Partnership for Federal and California income tax purposes. As such the Company will generally not pay income taxes as the taxable income is passed through to the partners where it is reported and taxed at the partners individual tax rate. Federal and California income tax returns have not been filed as they are not required to be filed until the fifteenth day of the third month following the fiscal year end of December 31, 2020.

EXHIBIT J: BACKGROUND CHECKS

1. Name of covered person: Scott Keith Choppin
2. Date: September 1, 2020

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Scott Keith Choppin is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: 1491 Atlantic Partners, LLC
2. Date: August 28, 2020

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that 1491 Atlantic Partners, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com